Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Fixed Charges
Interest expense	$4,680	$3,501	$4,807	$17,729	$20,082
Earnings
Income before income taxes	11,017	11,600	10,074	3,246	2,802
Add: Interest expense	4,680	3,501	4,807	17,729	20,082
Total Earnings	15,697	15,101	14,881	20,975	22,884
Ratio of earnings to fixed charges	3.4	4.3	3.1	1.2	1.1